# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TriSalus Life Sciences Inc., CIK 0001518906
CUSIP: 89680M101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6272 W. 91st Ave., Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001767788

## Reporting persons
- Lombard International Assurance S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Lombard International Assurance S.A. was acquired by Utmost Group PLC on 30/12/2024. Shareholdings of Lombard International Assurance S.A. were disclosed on 21/10/2024, accession number 0001104659-24-110077

## Item 1. Issuer
Name of issuer: TriSalus Life Sciences Inc.
Address of issuer's principal executive offices: 6272 W. 91st Ave. Westminster, CO, 80031

## Item 2. Person Filing
Name of person filing: Lombard International Assurance S.A.
Address of principal business office or, if none, residence: 4, rue Lou Hemmer L-1748 Luxembourg
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: an insurance undertaking or reinsurance undertaking authorized in accordance with Directive 2009/138/EC

## Item 4. Ownership
Amount beneficially owned: 0 shares
Percent of class: 0.00
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to (J) A non-U.S. institution that is the functional equivalent of any of the institutions listed in SS240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Lombard International Assurance S.A.: /s/ Nadine Provost, Nadine Provost - Director of Investment Administration (01/06/2025)
- Lombard International Assurance S.A.: /s/ Thierry Leung, Thierry Leung - Director - Head of Fund Administration (01/06/2025)